FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of June, July and August, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

-----------------

400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

-----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes press releases dated June 13, July 27 and August 2, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 4, 2005

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Second Quarter Results for 2005

Calgary, Alberta - August 2, 2005 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the second quarter of FY2005. For the three months ended June 30, 2005, the consolidated revenues were $401,000 as compared to $608,000 for the same quarter in FY2004. The net loss for the second quarter was $(481,000) or $(0.06) per share as compared to $(499,000) or $(0.07) per share for the same period in FY2004.

Consolidated revenues for the six months ended June 30, 2005 were $878,000 compared to $1,119,000 for the same period in FY2004. Net loss for the six month period was $(856,000) or $(0.10) per share as compared to $(1,141,000) or $(0.16) per share in FY2004.

The Company reported a working capital surplus of approximately $2.7 million at June 30, 2005 of which cash comprised $2,104,000.

"The financial results for the second quarter were as expected," stated David Gallagher, President and CEO of QSound Labs.  "As outlined earlier this year at the Shareholders' Meeting and reported with our first quarter report, revenues do not yet reflect the majority of the business development activities of the past two years. The majority of these efforts have been for the Company's microQTM solution for the mobile device marketplace. To date, the solution has shipped in several Smartphone products including, ZTE, MITAC & BenQ. These design wins have been important in establishing credibility for audio software solutions in the mobile market. Additionally, the solution has been adopted by several semiconductor companies, including ATI, Broadcom & Qualcomm, and as previously reported, management expects recurring revenue to be generated from these sources by the end of FY2005."

- more -

"During the quarter, the Company's technology began shipping in PC products from Sony Vaio and DVD products from Thomson/RCA."

"Updating our previous VoIP business unit reports, management is still optimistic that new VoIP products, currently under development, will increase revenues for this business unit in the later half of 2005."

"Expenses  are being contained as predicted at FY2004. The postponement of Sarbanes-Oxley for FY2005 for small businesses will defer some of the expected expenditures mentioned in our previous financial report."

"The outlook as presented at the Shareholders' Meeting has not changed in the past three months. Specifically, the Company intends to continue pursuing the microQ opportunities that are clearly available in the growing mobile and handheld market and build upon the momentum from existing contracts. These opportunities together with the introduction of new QTelNet products and the continued policy of cost containment will be the basis for future growth."

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation in 2005 of revenues from existing and new microQ design wins and new VoIP products, and little or no increase in expenses.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

ZTE'S NEW e3 MOBILE PHONE INCORPORATES QSOUND LABS' microQTM TECHNOLOGY

Recently Released, the e3 includes microQ's Advanced Audio Functions for Polyphonic Ringtones

Calgary, Alberta - July 27, 2005 -  QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, and voice software solutions, today announced a royalty based licensing agreement with ZTE Corporation, China's leading telecommunication manufacturer and wireless solutions provider, for the microQ Synthesizer Engine. The technology has been incorporated into its e3 mobile phone, an intelligent mobile phone product that integrates personal communications, information management and Internet connections.  The product was launched in Mainland China in early June.

"The e3 is a milestone product for ZTE, we believe that by integrating QSound's microQ technology we have provided the superior sound quality to meet our customer's demand and added a feature that will make this product considerably more competitive in the mobile phone market," said GM He ShiYou of Handset Division, ZTE Corporation.

"ZTE is a major player in the fastest growing telecom market in the world, so this design win represents a significant step for our microQ product suite," said David Gallagher, President and CEO of QSound Labs. "In choosing microQ for their new mobile phones, ZTE added further credence to the emergence and value of software solutions in the mobile market."

- more -

About microQ

The microQ feature set is unmatched by any single vendor.  It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio for games.

About ZTE Corporation

Founded in 1985 and based in Shenzhen, ZTE is the pioneer of China's telecommunications equipment manufacturing industry and a comprehensive provider of telecommunications equipment, mobile terminals and services.  With its three products series, i.e. wireless, network and terminal (mobile phones), ZTE is capable of providing global customers with diversified integrated telecommunications networking solutions and a wide range of professional services an a 24 x 7 basis, and has been involved in the market of international telecommunications operation services.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company's customer and partner roster includes Broadcom, Qualcomm, Vodafone, PacketVideo, Toshiba, Philips, Sanyo and RealNetworks among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, distribution of microQ-enabled mobile phones, and anticipation of continuing adoption of microQ in the mobile marketplace. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM's, ODM's and consumers, continued growth of the mobile devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSOUND LABS' microQTM TECHNOLOGY LINCENSED TO BENQ

 MicroQ's Superior Audio Capabilities to be Incorporated into BenQ's Mobile Phones beginning with the P50

Calgary, Alberta - June 13, 2005 -  QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, and voice software solutions, today announced a licensing agreement with BenQ, formerly Acer Communication & Multimedia, for key microQ components, including the microQ Synthesizer, QXpander and QSizzle/QRumble to improve high and low frequency audio components. BenQ plans to integrate QSound's microQ technology into a wide range of mobile phones using various operating systems. The P50, which is based on Intel's PXA272 processor, features Intel's Wireless MMXTM technology, an advanced set of multimedia instructions that brings desktop-like multimedia performance to PXA272 processor based products. The P50 was recently launched in Asia and will be available worldwide before the end of the year.

"Adding BenQ to our fast growing list of microQ partners is very gratifying," said David Gallagher, President and CEO of QSound Labs. "The continued adoption of the microQ technology by industry leaders demonstrates that QSound is becoming the "supplier of choice" for superior audio solutions in the mobile and broadband communications market."

About microQ

The microQ feature set is unmatched by any single vendor.  It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio for games.

About BenQ

BenQ is an industry leader in networking lifestyle devices with an expertise that encompasses display, storage, imaging, wireless and broadband areas.

BenQ has manufacturing plants in Malaysia, Mexico, China and Taiwan. The company has 15,000+ employees worldwide, supporting a strong global sales marketing and service network spanning Asia-Pacific, Europe and the Americas. BenQ has research and development facilities in Taiwan (Hsinchu Lab), China (Suzhou Software Development Center) and California, USA (Wireless Technology Center), and has more than 2000 research and development employees in Suzhou, Taipei, Taoyuan, Hsinchu and San Diego. BenQ has amassed 1,738 global patents. 2003 revenues exceeded US$3.6 billion dollars. For more information about BenQ, please visit our website at BenQ.com.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company's customer and partner roster includes Broadcom, Qualcomm, Vodafone, PacketVideo, Toshiba, Philips, Sanyo and RealNetworks among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, BenQ's plans to use microQ in its products, distribution of microQ-enabled mobile phones, and anticipation of continuing adoption of microQ in the mobile marketplace.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM, ODM's and consumers, continued growth of the wireless devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Consolidated Balance sheets

As at June 30, 2005 and December 31, 2004

(Expressed in United States dollars under United States GAAP)

JJune 30, 2005

December 31, 2004

(unaudited)

ASSETS

Current assets

Cash and cash equivalents

$

2,103,829

$

3,327,543

Accounts receivable

675,453

210,967

Inventory

109,641

162,568

Deposits and prepaid expenses

124,502

61,438

3,013,425

3,762,516

Capital assets (note 2)

1,257,809

1,302,598

Other intangible assets (note 3)

155,390

162,720

$

4,426,624

$

5,227,834

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued liabilities

$

218,485

$

245,664

Deferred revenue

48,136

59,745

266,621

305,409

Shareholders' equity

Share capital (note 4)

46,049,503

45,994,584

Warrants

1,502,331

1,502,331

Contributed surplus

1,368,102

1,329,136

Deficit

(44,759,933)

(43,903,626)

4,160,003

4,922,425

$        4,426,624           $       5,227,834

QSound Labs, Inc.

Consolidated Statements of Operations and Deficit

For the periods ended June 30, 2005 and 2004

(Expressed in United States dollars under United States GAAP)

..

For the three

For the three

For the six

For the six

months ended

months ended

months ended

months ended

June 30, 2005

June 30, 2004

June 30, 2005

June 30, 2004

(unaudited)

(unaudited)

(unaudited)

(unaudited)

REVENUE

Royalties and license fees

$

253,856

$

388,554

$

591,504

$

594,021

Product sales

147,188

219,884

286,284

524,665

401,044

608,438

877,788

1,118,686

Cost of product sales

20,884

148,694

67,690

287,357

380,160

459,744

810,098

831,329

EXPENSES

Marketing

267,325

367,132

498,299

717,608

Operations

54,416

70,005

97,646

141,541

Product engineering

257,349

246,070

484,374

470,587

Administration

194,101

173,425

386,702

428,892

Foreign exchange loss (gain)

(4,540)

(238)

(2,569)

(88)

Depreciation and amortization

104,529

102,023

206,213

209,652

873,180

958,417

1,670,665

1,968,192

Operating loss

(493,020)

(498,673)

(860,567)

(1,136,863)

OTHER ITEMS

Interest and other income

17,566

3,086

29,019

4,225

Other

(5,706)

(2,920)

(24,759)

(8,447)

11,860

166

4,260

(4,222)

Net loss for period

(481,160)

(498,507)

(856,307)

(1,141,085)

Deficit, beginning of period

(44,278,773)

(42,620,258)

(43,903,626)

(41,977,680)

Deficit, end of period

$

(44,759,933)

$

(43,118,765)

$

(44,759,933)

$

(43,118,765)

Loss per common share

$

(0.06)

$              (0.07)          $              (0.10)           $              (0.16)

QSound Labs, Inc.

Consolidated Statements of Operations and Deficit

For the periods ended June 30, 2005 and 2004

(Expressed in United States dollars under United States GAAP)

..

For the three

For the three

For the six

For the six

months ended

months ended

months ended

months ended

June 30, 2005

June 30, 2004

June 30, 2005

June 30, 2004

(unaudited)

(unaudited)

(unaudited)

(unaudited)

Cash provided by (used in)

OPERATIONS

Loss for the period

$

(481,160)

$

(498,507)

$

(856,307)

$

(1,141,085)

Items not requiring cash:

Depreciation and amortization

104,529

102,023

206,213

209,652

Compensation cost of options issued

47,691

109,696

69,728

218,003

Changes in working capital balances (note 6)

(278,400)

(34,647)

(528,303)

(298,008)

(607,340)

(321,435)

(1,108,669)

(1,011,438)

FINANCING

Issuance of common shares, net

21,190

919,606

39,049

954,676

21,190

919,606

39,049

954,676

INVESTMENTS

Purchase of capital assets

(49,587)

(198,205)

(132,241)

(241,088)

Purchase of intangible assets

(6,963)

(5,020)

(21,853)

(9,664)

Proceeds from sale of capital assets

-

52

-

52

(56,550)

(203,173)

(154,094)

(250,700)

Decrease in cash and cash equivalents

(642,700)

394,998

(1,223,714)

(307,462)

Cash and cash equivalents, beginning of period

2,746,529

1,358,633

3,327,543

2,061,093

Cash and cash equivalents, end of period

$      2,103,829           $        1,753,631          $        2,103,829             $      1,753,631